# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: McCORMICK & COMPANY, INCORPORATED, CIK 0000063754
CUSIP: 579780206
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 24 Schilling Road, Suite 1, Hunt Valley, Maryland (MD), 21031
Date of event which requires filing of this statement: 08/10/2026
Filed by CIK 0001352090
Persons authorized to receive notices and communications: Jeffery D. Schwartz, c/o McCormick & Company, Incorporated, 24 Schilling Road, Suite 1, Hunt Valley, Maryland (MD), 21031, (410) 771-7301

## Reporting persons
- Lawrence E. Kurzius (CIK 0001352090): type of reporting person: individual (IN); source of funds: personal funds (PF), other (OO); sole voting power 1,590,319; shared voting power 0; sole dispositive power 1,590,319; shared dispositive power 0; aggregate amount beneficially owned 1,590,319 (9.9% of the class)
  Comment: *See Item 5.
  **Based on (i) 14,615,639 shares of Common Stock outstanding as of July 31, 2026 plus (ii) 1,312,005 shares that may become issuable upon the exercise of stock options held by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: McCORMICK & COMPANY, INCORPORATED
Address of issuer's principal executive offices: 24 Schilling Road, Suite 1, Hunt Valley, Maryland (MD), 21031

## Item 2. Identity and Background
Present principal occupation or employment: The Reporting Person's present principal occupation is Former Executive Chairman of the Board of the Issuer. This Amendment No. 8 (the "Amendment") amends and supplements the Schedule 13D (the "Initial Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on January 29, 2020, by Lawrence E. Kurzius (the "Reporting Person"), as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, and No. 7 to Schedule 13D filed with the Commission on February 10, 2021, February 16, 2022, February 10, 2023, April 19, 2023, January 11, 2024, January 29, 2025, and January 15, 2026, respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person beneficially owns, in aggregate, 1,590,319 shares of Common Stock, representing 9.9% of the Issuer's outstanding shares of Common Stock. The Reporting Person's beneficial ownership includes 1,312,005 shares of Common Stock that may be acquired within 60 days of the date hereof pursuant to the exercise of vested stock options.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Sole power to vote or direct the vote: 1,590,319
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: 1,590,319
(iv) Shared power to dispose or direct the disposition: -0-
Transactions in the class effected during the past sixty days: The Reporting Person has effected no transactions in the Common Stock within the past sixty days, except as previously reported on Forms 4 filed with the Commission and as follows: (i) on June 24, 2026, a total of 125,385 shares of Common Stock that the Reporting Person had a right to acquire were sold by two trusts at a price of $48.4094, thereby reducing the Reporting Person's beneficial ownership of Common Stock in those trusts to zero, and (ii) on August 10, 2026, the Reporting Person exercised previously granted stock options to acquire 205,538 shares of Common Stock at an exercise price of $49.025 per share and subsequently sold all such shares in an open market transaction through a broker at a price of $52.6871 per share.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Power of Attorney (incorporated by reference to Exhibit 24 to the Reporting Person's Form 4 filed with the Securities and Exchange Commission on June 4, 2025)

## Signatures
- Lawrence E. Kurzius: /s/ Jeffery Schwartz, Attorney-in-Fact (08/12/2026)